UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 12, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Interim Condensed Consolidated Financial Statements

September 30, 2015

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings	2

Consolidated Comprehensive Income	3

Consolidated Changes in Shareholders’ Equity	4 to 5

Consolidated Cash Flows	6

Consolidated Balance Sheets	7

Notes to Interim Condensed Consolidated Financial Statements	8 to 23

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended September 30

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	$	$	$	$
Revenue	200,635	209,109	586,230	611,982
Cost of sales	157,838	168,447	464,010	484,572

Gross profit	42,797	40,662	122,220	127,410

Selling, general and administrative expenses	17,927	23,153	58,307	62,694
Research expenses	2,499	1,778	6,706	5,519

	20,426	24,931	65,013	68,213

Operating profit before manufacturing facility closures, restructuring and other related charges	22,371	15,731	57,207	59,197

Manufacturing facility closures, restructuring and other related charges (Note 4)	181	1,560	983	3,964

Operating profit	22,190	14,171	56,224	55,233

Finance costs (Note 3)
Interest	919	867	2,517	2,562
Other (income) expense, net	(651)	426	(897)	1,148

	268	1,293	1,620	3,710

Earnings before income tax expense	21,922	12,878	54,604	51,523
Income tax expense (Note 8)
Current	3,281	2,914	5,593	4,433
Deferred	2,987	3,953	9,831	17,331

	6,268	6,867	15,424	21,764

Net earnings	15,654	6,011	39,180	29,759

Earnings per share (Note 11)
Basic	0.26	0.10	0.65	0.49
Diluted	0.26	0.10	0.64	0.48

The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income

Periods ended September 30

(In thousands of US dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	$	$	$	$
Net earnings	15,654	6,011	39,180	29,759

Other comprehensive income (loss)
Change in fair value of interest rate swap agreement designated as a cash flow hedge (net of deferred income tax benefit of $461 and $563 for the three and nine months ended September 30, 2015, respectively, nil in 2014)	(752)	—	(918)	—
Change in cumulative translation adjustments	(5,058)	(4,029)	(10,461)	(4,408)

Items that will be subsequently reclassified to net earnings	(5,810)	(4,029)	(11,379)	(4,408)

Remeasurement of defined benefit liability (net of income tax expense of nil in 2015, $416 in 2014) (Note 15) and Items that will not be reclassified subsequently to net earnings	—	1,045	—	1,045

Other comprehensive loss	(5,810)	(2,984)	(11,379)	(3,363)

Comprehensive income for the period	9,844	3,027	27,801	26,396

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Nine months ended September 30, 2014

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Deficit	Total shareholders’ equity
		$	$	$	$	$
Balance as of December 31, 2013	60,776,649	359,201	20,497	(770)	(148,500)	230,428

Transactions with owners
Exercise of stock options (Note 11)	235,427	694				694
Excess tax benefit on exercised stock options		680	(680)			—
Excess tax benefit on outstanding stock awards			756			756
Stock-based compensation expense (Note 11)			1,880			1,880
Stock-based compensation expense credited to capital on options exercised (Note 11)		240	(240)			—
Repurchases of common shares (Note 11)	(588,100)	(3,176)			(4,502)	(7,678)
Dividends on common shares (Note 11)					(17,061)	(17,061)

	(352,673)	(1,562)	1,716		(21,563)	(21,409)

Net earnings					29,759	29,759
Other comprehensive income (loss)
Remeasurement of defined benefit liability (net of income tax expense of $416) (Note 15)					1,045	1,045
Change in cumulative translation adjustments				(4,408)		(4,408)

Comprehensive income for the period				(4,408)	30,804	26,396

Balance as of September 30, 2014	60,423,976	357,639	22,213	(5,178)	(139,259)	235,415

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Nine months ended September 30, 2015

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedge	Total	Deficit	Total shareholders’ equity
		$	$	$	$	$	$	$
Balance as of December 31, 2014	60,435,826	357,840	24,493	(8,113)	—	(8,113)	(146,720)	227,500

Transactions with owners
Exercise of stock options (Note 11)	596,250	1,253						1,253
Excess tax benefit on exercised stock options		1,852	(1,852)					—
Excess tax benefit on outstanding stock awards			(2,722)					(2,722)
Stock-based compensation expense (Note 11)			2,685					2,685
Stock-based compensation expense credited to capital on options exercised (Note 11)		615	(615)					—
Deferred Share Units (“DSUs”) settlement, net of required minimum tax withholding (Note 11)	6,397	65	(218)					(153)
Repurchases of common shares (Note 11)	(2,120,588)	(16,028)					(9,941)	(25,969)
Dividends on common shares (Note 11)							(22,117)	(22,117)

	(1,517,941)	(12,243)	(2,722)				(32,058)	(47,023)

Net earnings							39,180	39,180
Other comprehensive loss
Change in fair value of interest rate swap agreement designated as a cash flow hedge (net of deferred income tax benefit of $563) (Note 12)					(918)	(918)		(918)
Change in cumulative translation adjustments				(10,461)		(10,461)		(10,461)

				(10,461)	(918)	(11,379)		(11,379)

Comprehensive income for the period				(10,461)	(918)	(11,379)	39,180	27,801

Balance as of September 30, 2015	58,917,885	345,597	21,771	(18,574)	(918)	(19,492)	(139,598)	208,278

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended September 30

(In thousands of US dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	15,654	6,011	39,180	29,759
Adjustments to net earnings
Depreciation and amortization	6,613	6,800	20,286	19,492
Income tax expense	6,268	6,867	15,424	21,764
Interest expense	919	867	2,517	2,562
Non-cash charges (recoveries) in connection with manufacturing facility closures restructuring and other related charges	(115)	73	(215)	182
Stock-based compensation expense (benefit)	(1,226)	3,225	901	3,194
Pension and other post-retirement benefits expense	862	2,078	2,025	3,501
(Gain) loss on foreign exchange	(927)	317	(1,594)	342
Other adjustments for non cash items	(909)	(27)	(680)	(48)
Income taxes paid, net	(1,953)	(2,319)	(5,018)	(2,926)
Contributions to defined benefit plans	(271)	(506)	(1,472)	(1,836)

Cash flows from operating activities before changes in working capital items	24,915	23,386	71,354	75,986

Changes in working capital items
Trade receivables	(4,052)	(3,249)	(7,559)	(15,785)
Inventories	9,347	(644)	(2,132)	(15,809)
Parts and supplies	(397)	240	(1,202)	(142)
Other current assets	4,087	(740)	6,221	(278)
Accounts payable and accrued liabilities	31	10,811	(5,383)	8,587
Provisions	(134)	283	(886)	560

	8,882	6,701	(10,941)	(22,867)

Cash flows from operating activities	33,797	30,087	60,413	53,119

INVESTING ACTIVITIES
Acquisition of a subsidiary, net of cash acquired	99	—	(15,234)	—
Purchases of property, plant and equipment	(10,639)	(9,102)	(25,787)	(33,648)
Proceeds from disposals of property, plant and equipment	1,322	1,785	1,371	1,876
Other assets	—	1	257	296
Purchases of intangible assets	(25)	(264)	(133)	(599)

Cash flows from investing activities	(9,243)	(7,580)	(39,526)	(32,075)

FINANCING ACTIVITIES
Proceeds from long-term debt	28,848	41,918	161,446	121,075
Repayment of long-term debt	(34,024)	(45,616)	(125,688)	(110,377)
Other financing activities	(123)	—	(151)	—
Interest paid	(962)	(995)	(2,582)	(2,871)
Proceeds from exercise of stock options	849	4	1,253	694
Repurchases of common shares	(11,149)	(7,683)	(24,681)	(7,683)
Dividends paid	(7,736)	(7,196)	(22,193)	(16,998)

Cash flows from financing activities	(24,297)	(19,568)	(12,596)	(16,160)

Net increase in cash	257	2,939	8,291	4,884
Effect of foreign exchange differences on cash	(1,437)	(306)	(2,550)	(305)
Cash, beginning of period	15,263	4,446	8,342	2,500

Cash, end of period	14,083	7,079	14,083	7,079

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	September 30, 2015	December 31, 2014
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	14,083	8,342
Trade receivables	89,200	81,239
Inventories (Note 5)	98,342	96,782
Parts and supplies	14,823	13,788
Other current assets	10,175	13,562

	226,623	213,713
Property, plant and equipment (Note 6)	188,238	188,146
Goodwill (Note 13)	6,078	—
Intangible assets (Note 7)	10,230	1,581
Deferred tax assets	39,263	60,078
Other assets	3,248	3,158

Total assets	473,680	466,676

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	68,636	77,049
Provisions (Note 10)	2,605	2,770
Installments on long-term debt (Note 9)	5,589	5,669

	76,830	85,488
Long-term debt (Note 9)	152,057	117,590
Pension and other post-retirement benefits (Note 15)	31,720	31,713
Other liabilities	1,992	845
Provisions (Note 10)	2,803	3,540

	265,402	239,176

SHAREHOLDERS’ EQUITY
Capital stock (Note 11)	345,597	357,840
Contributed surplus (Note 11)	21,771	24,493
Deficit	(139,598)	(146,720)
Accumulated other comprehensive loss	(19,492)	(8,113)

	208,278	227,500

Total liabilities and shareholders’ equity	473,680	466,676

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2015

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

1 – GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”) develop, manufacture and sell a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the Company’s ultimate parent.

2 – ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The unaudited interim condensed consolidated financial statements (“Financial Statements”) present the Company’s consolidated balance sheets as of September 30, 2015 and December 31, 2014, as well as its consolidated earnings, comprehensive income and cash flows for the three and nine months ended September 30, 2015 and 2014, and the changes in shareholders’ equity for the nine months ended September 30, 2015 and 2014.

These Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and are expressed in United States (“US”) dollars. Accordingly, certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These Financial Statements use the same accounting policies and methods of computation as compared with the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes, which is determined in these Financial Statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense (benefit) of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes and (ii) the re-measurement of the defined benefit liability, which is required at year-end and if triggered by plan amendment or settlement during interim periods.

These Financial Statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.

These Financial Statements were authorized for issuance by the Company’s Board of Directors on November 11, 2015.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of these Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in these Financial Statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements other than (as noted above) the accounting policies and methods of computation for the estimate of the provision for income taxes and the re-measurement of the defined benefit liability.

Changes in Accounting Policies

On January 1, 2015, the Company adopted and implemented IFRS 9 (2013) – Financial Instruments. This standard replaces IAS 39 – Financial Instruments: Recognition and Measurement and previous versions of IFRS 9. IFRS 9 (2013) includes revised guidance on the classification and measurement of financial assets and liabilities and introduces a new general hedge accounting model which aims to better align a company’s hedge accounting with risk management.

Previously, the Company classified financial assets when they were first recognized as fair value through profit or loss, available for sale, held to maturity investments or loans and receivables. Under IFRS 9 (2013), the Company classifies financial assets under the same two measurement categories as financial liabilities; amortized cost or fair value through profit and loss. Financial assets are classified as amortized cost if the purpose of the Company’s business model is to hold the financial assets for collecting cash flows and the contractual terms give rise to cash flows that are solely payments of principal and interest. All other financial assets are classified as fair value through profit or loss. All of the Company’s financial assets and financial liabilities as at December 31, 2014 will continue to be classified and measured at amortized cost with the exception of derivative financial instruments disclosed below. The adoption of this standard has not resulted in any changes to comparative figures.

The Company has not yet adopted IFRS 9 (2014) – Financial Instruments that incorporates the new impairment model that assesses financial assets based on expected losses rather than incurred losses as applied in IAS 39. This final standard will replace IFRS 9 (2013) and is effective for annual periods on or after January 1, 2018.

Derivative Financial Instruments and Hedging

When the requirements for hedge accounting are met at inception, the Company’s policy is to designate each derivative financial instrument as a hedging instrument in a cash flow hedge relationship. Upon designation, the Company documents the relationships between the hedging instrument and the hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, and the methods that will be used to assess the effectiveness of the hedging relationship.

At inception of a hedge relationship and at each subsequent reporting date, the Company evaluates if the hedging relationship qualifies for hedge accounting under IFRS 9 (2013), which includes the following conditions to be met:

•	There is an economic relationship between the hedged item and the hedging instrument;

•	The effect of credit risk does not dominate the value changes that result from that economic relationship; and

•	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

Hedge accounting is discontinued prospectively when a derivative instrument ceases to satisfy the conditions for hedge accounting, or is sold or liquidated. If the hedged item ceases to exist, unrealized gains or losses recognized in OCI (“other comprehensive income”) are reclassified to earnings.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 9 (2014) – Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

3 – INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	$	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	36,262	34,835	108,150	103,526
Termination benefits	223	65	380	684
Stock-based compensation expense (benefit)	(1,226)	3,225	901	3,194
Pensions and other post-retirement benefits – defined benefit plans	887	2,104	2,098	3,579
Pensions and other post-retirement benefits – defined contribution plans	951	985	2,926	2,991

	37,097	41,214	114,455	113,974

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	$	$	$	$
Finance costs – Interest
Interest on long-term debt	977	978	2,639	2,970
Amortization of debt issue costs on long-term debt	110	153	331	460
Interest capitalized to property, plant and equipment	(168)	(264)	(453)	(868)

	919	867	2,517	2,562

Finance costs – Other (income) expense, net
Foreign exchange (gain) loss	(891)	316	(1,561)	342
Other costs, net	240	110	664	806

	(651)	426	(897)	1,148

Additional information
Depreciation of property, plant and equipment	6,261	6,610	19,553	18,950
Amortization of intangible assets	352	190	733	542
Reversal of impairment of long-term assets	(86)	(34)	(226)	(257)

4 – MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company in connection with its manufacturing facility closures and restructuring initiatives, which are included in the Company’s consolidated earnings under the caption manufacturing facility closures, restructuring and other related charges:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	$	$	$	$
Reversal of impairment of property, plant and equipment	(103)	(1)	(240)	(292)
Impairment (reversal) of parts and supplies	(15)	—	(56)	77
Equipment relocation	59	1,078	130	2,134
Write-down of inventories to net realizable value	3	15	81	74
Severance and other labor related costs	72	377	753	1,474
Idle facility costs	—	90	—	475
Other costs	165	1	315	22

	181	1,560	983	3,964

The charges incurred in the table above are the incremental costs of: (i) the ongoing relocation of the Columbia, South Carolina manufacturing facility; (ii) the Richmond, Kentucky manufacturing facility closure; and (iii) other smaller restructuring initiatives.

5 – INVENTORIES

	September 30, 2015	December 31, 2014
	$	$
Raw materials	28,522	25,358
Work in process	19,448	18,354
Finished goods	50,372	53,070

	98,342	96,782

During the three and nine months ended September 30, 2015 and 2014, the Company did not record a write-down or reversal of write-down of inventories to net realizable value, except for the amounts recorded in earnings in manufacturing facility closures, restructuring and other related charges. Refer to Note 4 for more information.

6 – PROPERTY, PLANT AND EQUIPMENT

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	$	$	$	$
Acquisitions of property, plant and equipment	10,639	9,102	25,787	33,648
Additions to property, plant and equipment due to business acquisition	—	—	632	—
Net book value of property, plant and equipment disposals	354	1,546	394	1,827
Gain on disposals	(970)	(194)	(973)	(86)
Impairments on idle assets	17	35	17	35
Reversals of impairments on idle assets	—	—	(3)	—

	September 30, 2015	December 31, 2014
	$	$
Commitments to purchase machinery and equipment	20,857	2,696

7 – INTANGIBLE ASSETS

The Company has a trademark and goodwill which are identifiable intangible assets for which the expected useful life is indefinite. The trademark represents the value of a brand name acquired in a business acquisition which management expects will provide benefit to the Company for an indefinite period. Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business acquisition. Intangible assets with indefinite useful lives that are acquired separately are carried at cost.

When intangible assets are purchased with a group of assets, the cost of the group of assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. When intangible assets are purchased separately, the cost comprises its purchase price and any directly attributable cost of preparing the asset for its intended use.

Intangible assets are carried at cost less accumulated amortization and are amortized using the straight-line method, over their estimated useful lives as follows:

Years
Goodwill and trademark	Indefinite
Customer lists	5 to 15
Distribution rights and customer contracts	6
License agreements and software	5
Non-compete agreement	3

The amortization methods, useful lives and residual values related to intangible assets are reviewed and adjusted if necessary at each financial year-end. Amortization begins when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Amortization expense is recognized in earnings in the expense category consistent with the function of the intangible asset.

	September 30, 2015	December 31, 2014
	$	$
Customer lists	7,233	257
Trademark	1,700	—
Other	1,297	1,324

	10,230	1,581

8 – INCOME TAXES

The calculation of the Company’s effective tax rate is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Income tax expense	$6,268	$6,867	$15,424	$21,764
Earnings before income tax expense	$21,922	$12,878	$54,604	$51,523
Effective tax rate	28.6%	53.3%	28.2%	42.2%

9 – LONG-TERM DEBT

	September 30, 2015	December 31, 2014
	$	$
Revolving Credit Facility (1)	136,583	97,936
Finance lease liabilities	20,957	25,217
Other Loans	106	106

	157,646	123,259
Less: Installments on long-term debt	5,589	5,669

	152,057	117,590

(1)	The Revolving Credit Facility is presented net of unamortized related debt issue costs totalling $1.8 million ($2.1 million as of December 31, 2014).

On November 18, 2014, the Company entered into a five-year, $300 million revolving credit facility (“Revolving Credit Facility”) with a syndicate of financial institutions.

	September 30, 2015	December 31, 2014
Effective interest rate on borrowings under the Revolving Credit Facility	2.44%	2.01%
Unused availability under the Revolving Credit Facility	$159,566	$197,936

10 – PROVISIONS AND CONTINGENT LIABILITIES

	Environmental	Restoration	Severance and other provisions	Total
	$	$	$	$
Balance, December 31, 2014	2,518	917	2,875	6,310
Additional provisions	—	58	969	1,027
Amounts used	(12)	—	(1,772)	(1,784)
Amounts reversed	—	—	(71)	(71)
Net foreign exchange differences	—	(58)	(16)	(74)

Balance, September 30, 2015	2,506	917	1,985	5,408

Amount presented as current	711	—	1,894	2,605
Amount presented as non-current	1,795	917	91	2,803

Balance, September 30, 2015	2,506	917	1,985	5,408

On July 3, 2014, the Company was informed of a complaint filed on June 27, 2014 by its former Chief Financial Officer with the Occupational Safety and Health Administration of the US Department of Labor (“OSHA”) alleging certain violations by the Company related to the terms of his employment and his termination. The Company aggressively contested the allegations and, it believes, demonstrated that the former Chief Financial Officer’s assertions are without merit.

In a letter dated July 16, 2015, OSHA informed the Company that the former Chief Financial Officer had withdrawn his OSHA complaint in order to file a complaint against the Company in US federal district court. The withdrawal occurred prior to any determination by OSHA regarding the complaint.

On November 5, 2015, the former Chief Financial Officer filed a lawsuit in the United States District Court for the Middle District of Florida. The lawsuit is premised on essentially the same facts and makes essentially the same allegations as asserted in his OSHA complaint; the lawsuit seeks unspecified money damages and a trial by jury. The Company is not currently able to predict the probability of a favourable or unfavourable outcome, or the amount of any possible loss in the event of an unfavourable outcome. Consequently, no material provision or liability has been recorded for these allegations and claims as of September 30, 2015. As of September 30, 2015, approximately $0.4 million in severance and other provisions is recorded as an estimated amount relating to the former Chief Financial Officer based on the employment letter agreements entered into with him on October 30, 2009 and November 17, 2009.

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of September 30, 2015.

11 – CAPITAL STOCK AND EARNINGS PER SHARE

Common Shares

The Company’s common shares outstanding as of September 30, 2015 and December 31, 2014 were 58,917,885 and 60,435,826, respectively.

Dividends

On August 12, 2015, the Company’s Board of Directors approved a change in the quarterly dividend policy by increasing the dividend from $0.12 to $0.13 per share. The details of dividends declared during the year are as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment
March 9, 2015	March 31, 2015	$0.12	March 19, 2015	60,355,638	$7.3 million
May 11, 2015	June 30, 2015	$0.12	June 15, 2015	59,621,238	$7.2 million
August 12, 2015	September 30, 2015	$0.13	September 15, 2015	59,502,185	$7.7 million

Share Repurchases

On July 7, 2014, the Company announced a normal course issuer bid (“NCIB”) effective on July 10, 2014. This NCIB expired on July 9, 2015. The Company renewed its NCIB effective July 10, 2015 under which the Company is entitled to repurchase for cancellation up to 2,000,000 common shares. This renewed NCIB expires on July 9, 2016.

	Three months ended September 30,				Nine months ended September 30,
	2015		2014		2015		2014
Common shares repurchased		1,153,500		588,100		2,120,588		588,100
Average price per common share including commissions	CDN$	14.38	CDN$	14.30	CDN$	15.73	CDN$	14.30
Total purchase price including commissions		$12,490		$7,678		$25,969		$7,678
Carrying value of the common shares repurchased		$7,726		$3,176		$16,028		$3,176
Share repurchase premium (1)		$4,764		$4,502		$9,941		$4,502

Since inception of NCIB on:

	July 10, 2015		July 10, 2014
Common shares repurchased		1,153,500		1,564,588
Average price per common share including commissions	CDN$	14.38	CDN$	16.20
Total purchase price including commissions		$12,490		$21,301
Carrying value of the common shares repurchased		$7,726		$11,527
Share repurchase premium (1)		$4,764		$9,774

(1)	The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in shareholders’ equity.

Earnings Per Share

The weighted average number of common shares outstanding is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Basic	59,785,871	60,790,184	59,992,401	60,804,653
Effect of stock options	865,156	1,438,997	924,375	1,027,522
Effect of performance share units	228,750	228,750	228,750	93,008

Diluted	60,879,777	62,457,931	61,145,526	61,925,183

Stock options that were anti-dilutive and not included in diluted earnings per share calculations	—	32,500	—	32,500

The effect of performance share units included in the calculation of weighted average diluted shares outstanding includes 152,000 units which met the performance criteria as of September 30, 2015 and 2014.

Stock Options

	Three months ended September 30,				Nine months ended September 30,
	2015		2014		2015		2014
Stock options exercised		443,750		2,500		596,250		235,427
Weighted average exercise price	CDN$	2.47	CDN$	1.80	CDN$	2.66	CDN$	3.19
Cash proceeds		$849		$4		$1,253		$694
Stock options expired or forfeited		—		—		2,500		140,000

	September 30, 2015
Stock options outstanding		1,761,250
Weighted average exercise price per stock option outstanding	CDN$	8.48
Weighted average fair value at grant date per stock option outstanding		$2.59

Performance Share Unit Plan

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
PSUs granted	—	—	363,600	152,500
Weighted average fair value per PSU	—	—	$13.64	$11.38

The weighted average fair value of PSUs granted was estimated based on a Monte Carlo simulation model, taking into account the following weighted average assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015		2014
Expected life	—	—		3 years		3 years
Expected volatility (1)	—	—		35%		38%
Risk-free interest rate	—	—		1.07%		0.91%
Expected dividends (2)	—	—		0.00%		0.00%
Performance period starting price (3)	—	—	CDN$	17.86	CDN$	12.74
Stock price at grant date	—	—	CDN$	17.53	CDN$	12.72

(1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.
(2)	A participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model. As of September 30, 2015 and December 31, 2014, the Company accrued less than $0.1 million in the consolidated balance sheets in other liabilities.
(3)	The performance period starting price is measured as the five day volume weighted average trading price for the common shares of the Company on the grant date.

The PSUs granted in 2014 and 2015 are earned over a three-year period with vesting at the third anniversary of the grant date. The number of shares earned can range from 0% to 150% of the grant amount based on entity performance criteria, specifically the total shareholder return (“TSR”) ranking versus a specified peer group of companies.

As of September 30, 2015, the Company’s TSR ranking was such that if the awards granted in 2014 and 2015 were to be settled at September 30, 2015, the number of shares earned would be 150% and 0%, respectively, of the grants awarded.

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
PSUs forfeited	1,770	—	1,770	—

September 30, 2015
PSUs outstanding	514,330
Weighted average fair value per PSU	$12.97

Deferred Share Unit Plan

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
DSUs granted	9,345	15,901	46,142	36,901
Weighted average fair value per DSU	$11.42	$12.55	$15.09	$12.04
Stock-based compensation expense recognized for DSUs received in lieu of cash for directors’ fees not yet granted	$65	$79	$65	$79

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Shares issued upon DSU settlement

DSUs settled	—	—	16,460	—
Less: shares withheld for required minimum tax withholding	—	—	10,063	—

Shares issued	—	—	6,397	—

September 30, 2015
DSUs outstanding	66,583
Weighted average fair value per DSU	$13.61

Stock Appreciation Rights

	Three months ended September 30,				Nine months ended September 30,
	2015		2014		2015		2014
Expense (income) recorded in earnings in selling, general and administrative expenses		($2,059)		$2,527		($1,841)		$1,312
SARs exercised		20,000		58,750		52,500		100,000
Exercise price	CDN$	7.56	CDN$	7.56	CDN$	7.56	CDN$	7.56
Cash payments		$143		$390		$462		$569
SARs forfeited		—		—		—		123,750

	September 30, 2015	December 31, 2014
	$	$
Outstanding amounts vested and expected to vest in the next twelve months, recorded in the consolidated balance sheets in accounts payable and accrued liabilities	2,462	7,232
Outstanding amounts expected to vest in greater than twelve months, recorded in the consolidated balance sheets in other liabilities	—	539
Aggregate intrinsic value of outstanding vested awards, including awards exercised but not yet paid	1,834	4,386

12 – FINANCIAL INSTRUMENTS

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate Revolving Credit Facility and other floating rate debt. The Company’s overall risk management objective is to minimize the long-term cost of debt, taking into account short-term and long-term earnings and cash flow volatility. The Company’s risk strategy with respect to its exposure associated with floating rate debt is that the Chief Executive Officer, Chief Financial Officer and Treasurer monitor the Company’s amount of floating rate debt, taking into account the current and expected interest rate environment, the Company’s leverage and sensitivity to earnings and cash flows due to changes in interest rates. The Company’s risk management objective at this time is to mitigate the variability in 30-day LIBOR-based cash flows from the first $100,000,000 through August 20, 2018 and the first $40,000,000 through November 18, 2019 of such variable rate debt due to changes in the benchmark interest rate.

To help accomplish this objective, the Company entered into interest rate swap agreements designated as cash flow hedges. The terms of the interest swap agreements are as follows:

Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
March 18, 2015	November 18, 2019	$40,000,000	Monthly	1.610%
August 18, 2015	August 20, 2018	$60,000,000	Monthly	1.197%

The interest rate swap agreements involve the exchange of periodic payments excluding the notional principal amount upon which the payments are based. These payments were recorded as an adjustment of interest expense on the hedged debt instruments. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

Additionally, the Company elects to use the Hypothetical Derivative methodology to measure the ineffectiveness of its hedging relationships in a given reporting period to be recorded in earnings. Under the Hypothetical Derivative method, the actual interest rate swaps would be recorded at fair value on the balance sheet, and accumulated OCI would be adjusted to a balance that reflects the lesser of either the cumulative change in the fair value of the actual interest rate swaps or the cumulative change in the fair value of the hypothetical derivatives. The determination of the fair values of both the hypothetical derivative and the actual interest rate swaps will use discounted cash flows based on the relevant interest rate swap curves. The amount of ineffectiveness, if any, recorded in earnings in finance costs in other expense, net, would be equal to the excess of the cumulative change in the fair value of the actual interest rate swaps over the cumulative change in the fair value of the hypothetical derivatives. Amounts previously included as part of OCI are transferred to earnings in the period during which the hedged item impacts net earnings.

The change in fair value of the derivatives used for calculating hedge effectiveness was $1.5 million as of September 30, 2015.

The carrying amount and fair value was a liability, included in other liabilities in the consolidated balance sheet, amounting to $1.5 million as of September 30, 2015.

The Company categorizes its interest rate swap as Level 2 within the fair value measurement hierarchy as the fair value is estimated using a valuation technique based on observable market data, including interest rates, as a listed market price is not available.

13 – BUSINESS ACQUISITION

On April 7, 2015, a subsidiary of the Parent Company, Intertape Polymer Corp. (“IPC”), under a Stock Purchase Agreement (the “Agreement”) dated the same day, purchased 100% of the issued and outstanding common shares of BP Acquisition Corporation (“Better Packages”) (which wholly-owns a subsidiary, Better Packages, Inc.) (the “Acquisition”), a leading supplier of water-activated tape dispensers.

IPC paid in cash, funded primarily from the Company’s Revolving Credit Facility, a purchase price of $15.9 million. There are no additional contingent consideration arrangements in the Agreement. In addition, IPC and the former shareholders of Better Packages each made customary representations and warranties and covenants in the Agreement and the Agreement contains customary indemnification provisions. The former shareholders of Better Packages have deposited in escrow $2.9 million related to these items as of September 30, 2015.

The net cash consideration paid on the closing date was as follows:

April 7, 2015 (Unaudited)
$
Consideration paid in cash	15,867
Less: cash balances acquired	534

15,333

The Acquisition was accounted for using the acquisition method of accounting. The Acquisition further extends the Company’s product offering and global presence in the rapidly growing e-commerce market, resulting in the recognition of goodwill of $6.1 million. The Company does not expect any of the goodwill to be deductible for income tax purposes. The fair value of net identifiable assets acquired and goodwill at the date of acquisition are as follows:

April 7, 2015 (Unaudited)
$
Current assets
Cash	534
Trade receivables (1)	1,310
Inventories	2,489
Other current assets	99

Property, plant and equipment	632
Intangible assets
Customer list	7,343
Trademark	1,700
Non-compete agreement	198
Other intangibles	21
Other assets	22

14,348
Current liabilities
Accounts payable and accrued liabilities	1,165

Deferred tax liability	3,483
Provisions	10

4,658

Fair value of net identifiable assets acquired	9,690

April 7, 2015 (Unaudited)
$
Cash consideration transferred	15,768
Less: fair value of net identifiable assets acquired	9,690

Goodwill	6,078

(1)	As of September 30, 2015 the Company has collected the fair value of the trade receivables of $1,310. The gross contractual amounts receivable were $1,324.

The Acquisition’s impact on the Company’s consolidated earnings for the three and nine months ended September 30, 2015, was as follows:

	Three months ended September 30, 2015	April 7, 2015 through September 30, 2015
	$	$
Revenue	4,791	9,125
Net earnings	565	899

Had the Acquisition been effective as of January 1, 2015 the impact on the Company’s consolidated earnings would have been as follows:

	Three months ended September 30, 2015	Nine months ended September 30, 2015
	$	$
Revenue	4,791	12,717
Net earnings (1)	565	959

(1)	The adjustments to arrive at net earnings included (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by the acquiree, (iii) the amortization of recorded intangibles and other acquisition method accounting adjustments and (iv) the effect of income tax expense using the effective tax rate of Better Packages post-closing.

The acquisition-related costs are excluded from the consideration transferred and are included in the Company’s consolidated earnings as follows:

	Three months ended September 30, 2015	Nine months ended September 30, 2015
	$	$
Selling, general and administrative expenses	1	383

14 – RELATED PARTY

In June 2014, the Company engaged with a relocation management company to facilitate the purchase of the then-newly appointed Chief Financial Officer’s home in Montreal, Québec, Canada to assist in his relocation to Sarasota, FL, U.S.A. The Company provided funding to the relocation management company to purchase the home for $0.9 million. The sale of the home was completed on April 15, 2015 and the Company was reimbursed for the purchase funding.

15 – PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

Effective September 30, 2011, the defined benefit plan associated with the former Brantford, Ontario manufacturing facility sponsored by the Company was wound-up. Pursuant to applicable legislation, benefits for this plan were required to be settled within the five-year period following the wind-up effective date. Effective July 31, 2014, the Company purchased a group annuity buy-out policy to settle the majority of its obligations to plan participants. During the three and nine months ended September 30, 2014, the Company recognized settlement losses of $1.3 million for both periods resulting from the difference between the accounting liability and the cost to settle the obligations. The settlement losses were included in the statement of consolidated earnings under the caption cost of sales. The Company was required to re-measure the plan’s assets and liabilities as of the settlement date resulting in $1.5 million flowing through other comprehensive income, net of income tax expense, and in deficit. The remaining obligation was settled in its entirety prior to December 31, 2014.

16 – COMMITMENTS AND CONTINGENCIES

Commitment Under Service Contract

On November 12, 2013, the Company entered into a ten-year electricity service contract at a manufacturing facility. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge will be incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $1.7 million annually in 2016 through 2020 and $6.2 million as the total billings expected over the remainder of the contract up to 2023.

Certain penalty clauses exist within the contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $7.6 million as of September 30, 2015. This amount declines annually until the expiration of the contract.

17 – POST REPORTING EVENTS

Adjusting Events

No adjusting events have occurred between the reporting date of these Financial Statements and the date of authorization.

Non-Adjusting Events

•	On November 11, 2015, the Company declared a cash dividend of $0.13 per common share payable December 31, 2015 to shareholders of record at the close of business on December 15, 2015. The estimated amount of this dividend payment is $7.6 million based on 58,646,285 of the Company’s common shares issued and outstanding as of November 11, 2015.

•	On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding. The damages sustained were considerable and resulted in the facility, which was already in the process of having certain operations transferred to the Blythewood facility and was previously scheduled to close by the end of the second quarter of 2016, being shut down permanently.

At this time, the Company estimates loss on damaged inventory to be approximately $4 million and impairment of property, plant and equipment to be approximately $1 million. In addition, the Company expects, but is currently unable to provide a reliable estimate for losses related to: business interruption (including, but not limited to, lost revenue), site clean-up and environmental remediation, and professional fees related to the insurance claim process.

The Company believes that it has sufficient property and business interruption insurance coverage, and expects that the losses exceeding the $0.5 million deductible will be substantially covered by those insurance policies.

•

On November 2, 2015, a subsidiary of the Parent Company, Intertape Polymer Corp. (“IPC”), under a Stock Purchase Agreement (the “Agreement”) dated the same day, purchased 100% of the issued and outstanding common shares of RJM Manufacturing, Inc. (d/b/a “TaraTape”) (the

“Acquisition”), a manufacturer of filament and pressure sensitive tapes. IPC paid in cash, funded primarily from the Company’s Revolving Credit Facility, a purchase price of $11.0 million, subject to a post-closing working capital adjustment. There are no additional contingent consideration arrangements in the Agreement. In addition, IPC and the shareholder and warrantholders of TaraTape each made customary representations and warranties and covenants in the Agreement and the Agreement contains customary indemnification provisions.

The Company expects the acquisition to strengthen its market position and provides opportunities to realize operational synergies. The Acquisition will be accounted for using the acquisition method of accounting. The Company expects a significant portion of the Acquisition purchase price to be assigned to goodwill and intangible assets. Management is not yet able to provide a breakout of the purchase price allocation due to the timing of the Acquisition and the post-closing working capital adjustment. The Company expects the goodwill to be deductible for income tax purposes.

•	On November 11, 2015, the TSX approved an amendment to the Company’s NCIB as a result of which the Company will be entitled to repurchase for cancellation up to 4,000,000 common shares. The previous maximum was 2,000,000 common shares.

No other significant non-adjusting events have occurred between the reporting date of these Financial Statements and the date of authorization.

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Gregory A.C. Yull, Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended September 30, 2015.

2.	No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.	Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.1 and 5.2, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s Issuer’s GAAP.

5.1	Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on July 1, 2015 and ended on September 30, 2015 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 12th day of November, 2015.

By:	_/s/ Gregory A.C. Yull____
Gregory A.C. Yull
Chief Executive Officer

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Jeffrey Crystal, Chief Financial Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended September 30, 2015.

2.	No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.	Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1	Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on July 1, 2015 and ended on September 30, 2015 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 12th day of November, 2015.

By:	_/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer